SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Announcement Regarding the Status of the Rochester Hub Project

On December 14, 2021, Li-Cycle Holdings Corp. (the “Company”) issued a press release to announce that it will increase the expected processing capacity of its first commercial Hub facility being developed near Rochester, New York from 25,000 to 35,000 tonnes of “black mass” annually (equivalent to approximately 90,000 tonnes of lithium-ion battery equivalent feed annually). Based on the results of the definitive feasibility study completed in December 2021, the Company expects to invest approximately $485 million (+/-15%) to develop the Rochester Hub. The Company expects to begin Hub construction by year-end 2021 and to reach mechanical completion, commissioning and start-up at the Rochester Hub in 2023, subject to receipt of applicable regulatory and other approvals.

Key design and cost changes relative to a June 2020 preliminary feasibility study include, but are not limited to: 1) higher material costs due to increased size and supply chain inflationary impacts; 2) scope alterations responding to contracted feed supplies and implementing environmental practices; and 3) up-sizing of nameplate output capacity of the Hub, resulting in approximately 250% higher Hub output capacity of nickel sulphate (approximately 42,000 to 48,000 tonnes per annum), approximately 160% higher output capacity of lithium carbonate (approximately 7,500 to 8,500 tonnes per annum), and approximately 65% lower output capacity of cobalt sulphate (approximately 6,500 to 7,500 tonnes per annum).

A press release issued by the Company announcing the increase in processing capacity at the Rochester Hub is included as an exhibit to this current report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release, dated December 14, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: December 14, 2021